Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Transcript of Hari V Krishnan on CNBC TV’s Street Signs Asia program

Show: CNBC; Street Signs Asia

Date: 26 July 2021

Link: https://www.cnbc.com/video/2021/07/26/despite-current-boom-there-is-still-sufficient-demand-to-drive-growth-propertyguru-ceo.html

Amanda Drury (00:00): The largest real estate portal PropertyGuru wants to go public through a merger with Bridgetown 2 Holdings. The NASDAQ-listed blank-check companies backed by billionaires, Richard Li and Peter Thiel. Well, the company, the combined entity will have a market value of about 1.8 billion dollars and will also include a private investment of around 100 million dollars from other investors. PropertyGuru has benefited from a pandemic-induced real estate boom that has pushed Singapore’s home prices to record highs. The company also operates in Vietnam, Indonesia, Malaysia and Thailand. We’re joined now by Hari V Krishnan, CEO at PropertyGuru Group joining us from Singapore. Hari, thank you very much for your time today. I understand that you actually scrapped listing plans for the ASX back in 2019 on valuation concerns. So tell me, why did you decided to do a SPAC merger now, and why a SPAC?

Hari V Krishnan (00:59): I guess for us, you know, when we look at capital structures and access to capital, it’s important for us in pursuit of our delivery of our mission and our vision for the group. When we look at what we’ve achieved over the last 14 years and becoming the largest property technology business in Southeast Asia, we found we had a story to tell and we found the right partners frankly in Bridgetown 2, when we felt in combination with them, we were able to go out and tell our story to public market investors, it was well-received. And we felt it was the right time to access public capital markets.

Amanda Drury (01:32): When you talk about those public capital markets, why did they have to be in US? Why are you planning a US IPO as opposed to listing locally, considering that you are a regionally-based company?

Hari V Krishnan (01:44): I guess for us it always comes down to, you know, which investors actually value what they see in our business. How…where do we get the right partners that’ll actually invest into the future. We’ve been around for 14 years and we think about our business in three to five year increments and into the future, and we wanted to find those right investors. The US capital markets are obviously, frankly, the deepest capital pool that exists. They have a lot of sophistication when it comes to understanding technology companies. They were able to assess us, and we felt we got the right, not just the valuation, but frankly the right partners to invest into the company for the future.

Amanda Drury (02:20): When do you think the US IPO might be?

Hari V Krishnan (02:24): So this past weekend, we announced the business combination agreement with Bridgetown 2 and the PIPE investment as well, led by folks like Baillie Gifford and Naya and the REA Group. We will now go through SEC approvals. We estimate by Q4 of this year or perhaps Q1 of next year—Q1 2022—we should get those approvals and at that point we’ll be listed in the US.

Emily Tan (02:48): Hari, as a public company, you’ll be of course exposed to greater financial resources. What do you intend to do with those funds and the potential to tap the market?

Hari V Krishnan (02:58): You know, we’re very excited about the potential for technology infusion into the property sector in Southeast Asia. We started building up a business that’s product-diversified, so we run a consumer marketplaces in the markets you mentioned, in Singapore, Vietnam, Malaysia, Thailand, Indonesia, but we’ve also started rolling out financial technology business, products for accessing mortgages and home insurance etc. We also believe there’s great potential for property data. And so when it comes to agent and developer marketing but also property data and finance, we see a lot of potential for the future and we felt access to capital give us the best way to grow both organically as well as inorganically.

Emily Tan (03:39): And if you could just put the deal aside and give us a pulse check on these five markets that you guys are working in, what has COVID done to the property sector in your markets?

Hari V Krishnan (03:50): Yeah, I mean if you just did a short-term view 2020 in this year, frankly it’s been challenging times. You know, property has faced very strong headwinds. Construction sites are shut, booking offices for real estate developers are shut, agents struggle to actually get people to visit properties if you’re in lockdown, the movement control orders as they fall in different countries, and frankly, we saw it as a great time to drive digital transformation within the sector to shift the number of solutions which allow remote viewing, remote sales and marketing, financing etc. Our sales process of automation software FastKey has done very well at this time. So frankly, we invest with a medium to long-term view, but if you take a very short-term view of it, it’s been headwinds and COVID has absolutely negatively impacted the real estate sector. But we are looking in the next three to five years and we believe digital transformation has started during this COVID era, and will continue to happen into the future.

Amanda Drury (4:41): But it depends on which market you look at. Everybody will say real estate is local isn’t it? So for example in Singapore, we’ve seen home prices at record highs. I know you’re not here in Australia but you know, property’s just gone through the roof here during the COVID period. So is there the possibility that after a boom could come a bust in some of those hot markets? Do you feel that the boom in markets like Singapore for example, is sustainable?

Hari V Krishnan (05:10): I think when you look at it, you look under the numbers to actually understand what’s happening in markets. Like Singapore but also, frankly, markets like Vietnam, Malaysia, etc. We are in the midst of a decade during which, you know, over 50 million people are going to move to cities and towns in our countries. They’re moving as a middle class, facing over 60% increase in GDP per capita and they’re moving as digital natives. So you’re going to have this first-time middle class population looking for homes and as digital natives. So these macro clearance are going to drive sustainable growth for the foreseeable future. If you look at the markets, like even in Singapore, there are a number of new developments that frankly have not been able to come online because of COVID. So despite whatever the numbers indicate, we actually believe there is sufficient demand to drive growth for the foreseeable future. And if you look back over the last three or five years, most of our markets have actually had cooling measures in place to cool down the property sector. So we’re not come... we’re not actually coming off bull markets. We’re coming off markets which have been through a correction. And so we estimate that looking into the future, these markets should bounce back actually, and then obviously, we’re going to have a COVID bounce back on top of that.

Emily Tan (06:15): Bridgetown 2 is backed by Richard Li, and that is of course a very well-known name here in Hong Kong. Are there any intentions to be expanding and growing outside of Southeast Asia, potentially to dip your toe into the Hong Kong market?

Hari V Krishnan (6:28): So we have no immediate plans. I think our different businesses operate mainly in Southeast Asia. We do have an awards business that’s across Asia Pacific and our software product does have a presence in mainland China as well. But the core of our nucleus, the core of our target, if you like it, is Southeast Asia, and we’d be delighted to work with Pacific Century Group, they do have investments in Singapore and across the Southeast Asian region. So for now, I think PropertyGuru Group will remain focused in Southeast Asia and we see tremendous potential, over $8 billion dollars as an addressable market for our business model.

Emily Tan (7:01): Hari, thanks very much and congratulations on your potential SPAC listing. Hari V Krishnan from PropertyGuru Group.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

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The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

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Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

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INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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